Law Offices Of Michael H. Hoffman, P.A.

1521 Alton Road, No. 284
Miami, Florida  33139
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

July 16, 2009

United States Securities
  and Exchange Commission
Mail Stop 4720
Washington, D.C.  20549

Re:          Bhakti Capital Corp.
Form 10
Filed June 10, 2009
File No. 000-53695

Dear Sir or Madam:

On behalf of Bhakti Capital Corp. (the “Company”), we are responding to the letter from the staff on July 7, 2009 to Colleen Foyo, President of the Company.  Enclosed herewith please find Amendment No. 1 to the Form 10 Registration Statement (the “Amendment”) of the Company.

The captions and numbered paragraphs below correspond to the captions and numbered paragraphs contained in the staff’s letter, as follows:

General

1.
The Company acknowledges the staff comment that (i) the Form 10 Registration Statement goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(l) of the Securities Exchange Act of 1934, (ii) upon the expiration of this 60-day time period, the Company will be subject to reporting requirements under the Exchange Act and (iii) the staff will continue to review the filing until all of the staff comments have been addressed.

2.
The Company acknowledges the staff comment to revise the Table of Contents and set forth under a separate caption “Risk Factors,” the risk factors applicable to the Company and to present the information disclosed using bullet points, subcaptions or another more readable format.

The Company wishes to inform the staff that it is a “smaller reporting company”, as defined by Rule 12b-2 of the Exchange Act, and, accordingly, it is not required to include the “Item 1A. Risk Factors.” section in its Form 10 Registration Statement.  The Company is relying on the last sentence set forth in “Item 1A. Risk Factors.” in the Form 10 Instructions, which provides that “[s]maller reporting companies are not required to provide the information required by this item.”

3.
The Company acknowledges the staff comment to provide a risk factor discussing the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

The Company wishes to inform the staff that in the Amendment it has included a caption and paragraph under Item 1. Business, the disclosure that discusses the low barriers to entry and relative ease with which new competitors may enter the market as a blank check or shell company.

Item 1. Business, page 3

4.	The Company acknowledges the staff comment to expand the disclosure to discuss the organization efforts the Company has been engaged in since inception.

The Company wishes to inform the staff that in the Amendment, the Company has expanded the disclosure to disclose the organization efforts the Company has been engaged in since inception.

Selection of a Target Business and Structuring of a Business Combination, page 6

5.
The Company acknowledges the staff comment that the Company states on page 7 that its sole officer and director will only devote a small portion of her time to the Company’s operations and to revise the disclosure to disclose the approximate amount of time management will devote to the Company each week.

The Company wishes to inform the staff that in the Amendment the Company has disclosed in this section the approximate amount of time management will devote to the Company each week.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

6.
The Company acknowledges the staff comment that on page 14 the Company states that Colleen Foyo, the Company’s President, Secretary, Treasurer and sole director, maintains sole voting and investment control over the shares held by Willowhuasca Wellness, Inc., and, as a result, Ms. Foyo is deemed to beneficially own all of the shares of the Company.  The Company acknowledges the staff comment that on page 4 the Company states that it is unlikely that the sole shareholder will have an opportunity to evaluate the specific merits or risks of any one or more business combinations and will have no control over the decision-making related to such business combination and to explain this inconsistency.

The Company wishes to inform the staff that the Company’s attorney made a scrivener’s error regarding the disclosure that it is unlikely that the sole shareholder will have an opportunity to evaluate the specific merits or risks of any one or more business combinations and will have no control over the decision-making related to such business combination, and, accordingly, this disclosure has been removed in the Amendment.

Item 7. Certain Relationships and Related Transactions, page 15

7.
The Company acknowledges the staff comment regarding the disclosure that on page 27 the Company states that its shareholder has agreed to pay the Company’s outstanding accounts payable at May 31, 2009, and, if applicable, to provide the information required by Item 404 of Regulation S-K in this section.

The Company wishes to inform the staff that in the Amendment the Company has removed Note 4 to the Financial Statements, because the Company has now decided to pay outstanding accounts payable at May 31, 2009.

Exhibits, page 28

8.	The Company acknowledges the staff comment that the Company provided two indexes to the exhibits and to remove one index.

The Company wishes to inform the staff that in the Amendment the Company has removed the second index to the exhibits, which was previously set forth after the signature page in the original filing.

On behalf of the Company, this will acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.

Michael H. Hoffman, Esq.

Enclosure